Exhibit 14
VIVID LEARNING SYSTEMS

CODE OF ETHICS

[an excerpt from the Employee Handbook]

Ethical Business Practice

Vivid is committed to employing the highest quality people and strictly adhering to ethical and fair practices in Vivid’s business activities. Vivid expects 100% commitment from you and requires integrity and high ethical standards in all of your business activities.

You should avoid gifts, personal investments, interests, or associations that may interfere with the independent exercise of your judgment, the performance of your responsibilities, and the best interests of Vivid. You are not authorized to provide professional services to a competitor or other company that may be a conflict of interest with your work at Vivid.

Every employee has some degree of access to Vivid data, plans, decisions, and/or other confidential information. No employee may use or release this kind of information to others for his or her own use, personal profit, or benefit. You should also treat as confidential any information of a personal nature that preserves the privacy of your co-workers. This also applies to the use of inside information about firms with which we are considering an association. All employees are required to sign a non-disclosure agreement. Employees in certain positions will be required to sign a non-compete agreement as well.

While representing Vivid you are expected to:

•	comply with all laws and regulations;
•	deal honestly with all customers, suppliers, and consultants;
•	present a professional attitude and demeanor in all business relationships; and,
•	use company resources properly.

If you are unsure whether a situation represents a conflict of interest, please contact your manager and the General Counsel of the company to review the situation.

Gifts

Employees are not permitted to give gifts to customers, except for certain promotional “premiums” imprinted with the company logo or sales information or other gifts specifically approved by management in advance.

Under no circumstances can gifts be provided to any government employee or to any employee of a government contractor. Violation of this policy will result in disciplinary action.

Customer Relations

The success of Vivid depends upon the quality of the relationship between Vivid, our employees, our customers, our suppliers, and the general public. Vivid employees are the company’s ambassadors, and their interest and willingness to provide good customer service is key to forming and maintaining those relationships.

Employee Behavior/Personal Conduct

Professional behavior standards are necessary for the efficient operation of Vivid and for the benefit and protection of the rights and safety of everyone. Conduct that interferes with operations, brings discredit to Vivid, or is offensive to customers or fellow employees will not be tolerated, whether it occurs on or off company time or company property. Vivid reserves the right to determine what conduct is inappropriate under any circumstances and what level of discipline such conduct warrants. Any questions in connection with this policy should be directed to your manager.